STATE of DELAWARE CERTIFICATE of TRUST

This Certificate of Trust (this "Certificate"), executed by the undersigned Trustee, is filed in accordance with the provisions of the Treatment of Delaware Statutory Trusts (12 Del. Code Ann. Tit. 12 Section 3801 et seq.) (the "Act") and sets forth the following:

1. The name of the trust is: ELESSAR FUNDS INVESTMENT TRUST (the "Trust").

2. The business address of the registered office of the Trust and of the registered agent of the Trust is:

National Corporate Research, LTD.

615 South Dupont Highway

Dover, Delaware, 19901

3. The Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

4. Notice is hereby given that the Trust shall consist of one or more series. Pursuant to Section 3804 of the Act, the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to a particular series, whether such series is now authorized and existing pursuant to the governing instrument of the Trust or is hereafter authorized and existing pursuant to said governing instrument, shall be enforceable against the assets associated with such series only, and not against the assets of the Trust generally or any other series thereof, and, except as otherwise provided in the governing instrument of the Trust, none of the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other series thereof shall be enforceable against the assets of such series.

5. This Certificate is effective upon filing.

IN WITNESS WHEREOF, the undersigned, being the sole trustee of ELESSAR FUNDS INVESTMENT TRUST, has executed this Certificate on this 19th day of September, 2012.

/s/ Richard A. Giesen, Jr.

Richard A. Giesen, Jr.

Trustee